December 16, 2005

VIA EDGAR AND UPS

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn: Carmen Moncada-Terry

Re: CNX Gas Corporation Registration Statement on Form S-1 Filed August 12, 2005 File No. 333-127483, as amended by Amendment No. 1 to the Form S-1 as filed on September 28, 2005, as further amended by Amendment No. 2 to the Form S-1 as filed on October 27, 2005, as further amended by Amendment No. 3 to the Form S-1 as filed on November 29, 2005, as further amended by Amendment No. 4 to the Form S-1 as filed on December 16, 2005

Ladies and Gentlemen:

On behalf of CNX Gas Corporation (“CNX Gas” or the “Company”) and pursuant to Regulation S-T and the Securities Act of 1933, enclosed for filing via EDGAR is Amendment No. 4 to the above-referenced registration statement. All page references contained in the responses refer to the page numbers in the Amendment, except as otherwise indicated.

The Amendment is being filed (i) in response to the comments received from the Staff in its letter dated December 14, 2005 to CNX Gas, (ii) in response to changes requested by the Staff’s comment No. 5 in its letter to the Company dated November 11, 2005, and (iii) to make other updating and corresponding changes. The Staff’s comments are reproduced in this letter in bold italicized type and are followed by the Company’s responses.

Comment Letter dated December 14, 2005

Financial Statements

Note 1—Basis of Presentation, page F-6

1.	Please refine your disclosure in the sixth paragraph under this heading to clarify that in calculating earnings per share, you have utilized the 122.9 million shares issued to CONSOL Energy upon formation for all earlier periods, and subsequently until the August 2005 private placement, when the weighted average number of shares was increased to reflect the shares sold in your private placement, if true.

In response to the Staff’s comment the disclosure in the sixth paragraph on page F-6 has been replaced with the following paragraph:

“Basic earnings per share are computed by dividing net income by the weighted average shares outstanding during the reporting period. In calculating earnings per share, CNX Gas utilized the 122.9 million shares issued to CONSOL Energy upon formation for all prior periods presented, and subsequently until the August 2005 private placement, when the weighted average number of shares increased to reflect the shares sold in the private placement. Diluted earnings per share are computed similarly to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive, and the assumed redemption of restricted stock units. The number of additional shares is calculated by assuming the outstanding stock options were exercised and the restricted stock units were converted into shares and the proceeds from such activity were used to acquire shares of common stock at the average market price during the reporting period.”

Note 8 - Commitments and Contingencies, page F-10

2.	We note your disclosure on page 5 explaining that you had to idle the Buchanan Mine following an incident that damaged the mine’s ship hoist mechanism. As you also disclose that there is no assurance that you will be able to obtain any recovery from your insurance carrier, it would be appropriate for you to expand your disclosure to include your estimate of the actual loss; as well as the impact that you anticipate the shut-down to have on revenues and earnings until you are able to reestablish operations at the mine. The impact of accruing the loss in your financial statements should be clear. We suggest adding comparable disclosure under this heading and in MD&A, if material.

In response to the Staff’s comment the disclosure on page 5 relating the Buchanan Mine skip hoist incident has been amended.

3.	We note that you added disclosure on page 75 describing certain patent infringement claims recently made by CDX Gas, LLC; explaining that due to the early stages of litigation, you cannot predict the outcome of any related proceedings. It would be helpful to have disclosure under this heading to address the situation, and to provide some indication as to the extent to which the subject technology has been utilized in your operations. Disclose the amount of the royalty that has been demanded, and the number of producing wells on which the technology has been applied.

In response to the Staff’s comment the disclosure on pages 75 and 76 relating to the CDX Gas, LLC claim has been amended.

Comment Letter Dated November 11, 2005

Selling Stockholders, page 101

5.	Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received their shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

In response to the Staff’s comments we have identified as underwriters all selling stockholders who are broker-dealers and had not received their shares as compensation for investment banking services. Additionally, we have identified all affiliates of registered broker-dealers that are selling stockholders. Based on written questionnaires received from each selling stockholder, we can confirm that each selling stockholder that is an affiliate of a registered broker-dealer has informed us that each (1) had purchased their shares of CNX Gas in the ordinary course of business and (2) at the time of the purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

We note the Staff’s request relating to the submission of a “Tandy” letter prior to effectiveness. We have advised the Company that in this regard it should provide such letter to the Staff with its acceleration request. Please note, that except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company. Any questions regarding this letter or Amendment No. 4 should be directed to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

/S/    JEREMIAH G. GARVEY

Jeremiah G. Garvey

JGG/mg

cc:	Nicholas J. DeIuliis Stephen W. Johnson, Esq. P. Jerome Richey, Esq. Mark Zvonkovic, Esq. Lewis U. Davis, Jr., Esq.